April 7, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Evan S. Jacobson
Ms. Melissa Walsh
Mr. Craig Wilson

Re:	Motricity, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 8, 2010
File No. 333-164471

Dear Mses. Jacobs and Walsh and Messrs. Jacobson and Wilson:

Motricity, Inc. (the “Company”) submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 18, 2010, with respect to the Company’s Amendment No.1 to Registration Statement on Form S-1 (File No. 333-164471) (the “Registration Statement”) that was filed with the Commission on March 8, 2010.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment.

In addition, the Company is contemporaneously filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. Enclosed is a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

April 7, 2010

General

1. We note your response to prior comment 13, which states that two reports used in the prospectus were custom reports prepared by the Yankee Group at your request. Please file a consent from the Yankee Group for your use of the custom reports, and revise your disclosure on page 30 to indicate that the two reports were prepared on your behalf.

The Company respectfully advises the Staff that subsequent to filing Amendment No. 1, the Yankee Group published the information in one of the custom reports in a report entitled “North America ConnectedView Forecast,” dated March 2010. This report supports the statement on page 71 that “the proportion of U.S. subscribers owning smartphones increased to 12% in 2009 from 9% in 2008 and 6% in 2007.” The Company advises the Staff that it is providing supplementally herewith copies of the relevant portions of that report.

With respect to the second custom report, the Company has filed, as Exhibit 23.3 to the Registration Statement, a consent letter from Yankee Group authorizing the use of information from that report to support the following statement on pages 70-71 of the Registration Statement:

The Yankee Group estimates that the North American market for mobile content delivery platforms will grow from $553 million in 2009 to $862 million in 2013, which represents a compound annual growth rate of 12%, and worldwide will grow from $2.9 billion in 2009 to $4.3 billion in 2013, which represents a compound annual growth rate of 11%.

In addition, the Company advises the Staff that, as support for the Company’s statements throughout the Registration Statement that its “customers include 4 of the top 10 global wireless carriers based on total wireless data revenue: Verizon, AT&T, Sprint and T-Mobile USA,” the Company is providing supplementally herewith the relevant portions of the Yankee Group reports entitled “Link Data: North America Mobile Carrier Monitor,” March 2010; “Link Data: Asia-Pacific Mobile Carrier Monitor,” dated March 2010; and “Link Data: Europe Mobile Carrier Monitor,” dated March 2010.

As support for the Company’s statement on page 71 that “consumer spending for premium content and applications will grow from $9.5 billion in 2009 to $12.2 billion in 2013 in the U.S. and from $80.9 billion in 2009 to 114.9 billion in 2013 worldwide the Company advises the Staff that it is providing supplementally herewith an excerpt from the Yankee Group “Global Mobile Forecast,” dated December 2009.

In light of these revisions and additions, the Company has revised the disclosure on page 30 to reflect that the Company is including statistical information in the Registration Statement derived from the following Yankee Group reports: “Global Mobile Forecast,” dated December 2009; “Content Delivery Platforms: The Multimedia Service Delivery Vehicle,” dated February 2007; “North America ConnectedView Forecast,” dated March 2010; “Link Data: North America Mobile Carrier Monitor,” dated March 2010; “Link Data: Asia-Pacific Mobile Carrier Monitor,” dated March 2010; and “Link Data: Europe Mobile Carrier Monitor,” dated March 2010 and from the custom report referred to above, for which a consent from the Yankee Group has been filed as Exhibit 23.3 to the Registration Statement.

Prospectus Summary, page 1

Overview, page 1

2. We note your statement that for the year ended December 31, 2009, you generated revenue of $113.7 million. Please also reference your net loss of $16.3 million.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 40 and 70.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

General

3. We note your response to prior comment 20, which states that you believe it is likely that your contracts with AT&T and Verizon Wireless “will be renewed on favorable terms based on the status of the Company’s relationship with those customers and progress in negotiations to extend those contracts.” Given the potential material impact of losing either of these contracts, please tell us what consideration you gave to including disclosure in the MD&A section of the filing that is consistent with your response.

Response: In response to the Staff’s comment, the Company reconsidered including additional disclosure, and based on that analysis, the Company has revised the disclosure on pages 40-41.

Results of Operations, page 54

Securities and Exchange Commission

April 7, 2010

4. We reissue and clarify prior comment 21. Tell us what consideration you gave to disclosing the composition of managed services revenue by type of fee for each of the periods presented. For example, it may be useful to indicate the amount of revenue generated from fixed monthly fees to host the software platform solution, variable monthly subscription fees, and any other significant type of fee.

Response: In response to the Staff’s comment, the Company has established definitions and a method to quantify the aggregate user- and transactional-based fees as a percentage of total managed service revenue for 2009 and 2008. Therefore, the Company has revised its disclosure on page 55 to provide the percentage of managed service revenue that is comprised of user- and transactional-based fees.

Executive Compensation, page 89

Compensation Discussion and Analysis, page 89

5. We note your response to prior comment 25, which states that based upon a preliminary analysis, you do not believe that your compensation practices lead to excessive risk-taking. In your response letter, please tell us the process you undertook to reach that conclusion.

Response: During fiscal year 2009, the Company was a private company and, like most private companies, did not engage in a formal risk assessment and evaluation process with respect to its various compensation plans and arrangements. However, the Compensation Committee believes that its compensation philosophy of encouraging and incentivizing employees to focus on both the short- and long-term goals of the Company, coupled with the structure of the compensation plans and arrangements, provides inherent safeguards to avoid excessive risk-taking.

Securities and Exchange Commission

April 7, 2010

Specifically, with respect to short-term incentives, the Compensation Committee believes that because the Company’s annual Corporate Incentive Plan measures performance using company-wide, budget-based financial targets, such as adjusted EBITDA, revenue and working capital, as the performance metrics, the Corporate Incentive Plan does not encourage excessive risk-taking, but rather encourages sustainable performance in line with the Company’s operational objectives. Moreover, the Compensation Committee has established specific controls to verify the achievement and calculation of the annual performance metrics and, prior to the distribution of any performance-based awards, reviews the Company’s audited financial statements to validate the actual level of performance for each annual bonus metric.

Additionally, with respect to long-term incentives, the Compensation Committee has determined that since the Company’s equity awards have a long-term orientation that vest based on the number of years of service to the Company (most grants vest over a four-year period), this practice encourages employees to focus on the Company’s long-term success, thus limiting the potential detriment of excessive risk-taking.

In connection with the Company’s filing of the Registration Statement and becoming a publicly traded company, the Compensation Committee has commenced a thorough risk assessment and evaluation of the Company’s compensatory plans and arrangements. In this regard, the Compensation Committee expects to engage both its legal and compensation consultants to review each of the Company’s incentive plans and other compensatory arrangements in order to determine the extent that any such plan or arrangement may lead to excessive risk-taking.

Pay Mix, page 92

6. We note your response to prior comment 27. The disclosure added to pages 90-91 appears to solely compare cash compensation against your peer group. Because Messrs. Hebner, Smith and Ryan received equity awards in 2009 in connection with the commencement of their employment, please revise to also disclose whether the total compensation amounts awarded to your named executive officers for fiscal 2009 were at, above, or below the 50th percentile of the benchmarking group.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 to address the actual compensation paid to the named executive officers with respect to its benchmarking group.

Director Compensation, page 115

7. On page 115, you disclose that the summary table includes the amounts paid in 2009 to your non-employee board members (other than directors receiving compensation from and appointed by your principal stockholders). Item 402(a)(2) of Regulation S-K states that all compensation shall be reported pursuant to Item 402, even if

Securities and Exchange Commission

April 7, 2010

also called for by another requirement, including “transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.” If any of the directors appointed by your principal stockholders received compensation from your principal stockholders in 2009 for services rendered to the company and its subsidiaries, please revise to disclose this information.

Response: None of the Company’s directors appointed by the Company’s principal stockholders received compensation from the principal stockholders in 2009 for services rendered to the Company or its subsidiaries.

8. Footnote 3 on page 116 states that Mr. Lawless’s option awards granted in 2009 began “retroactively vesting” on August 7, 2008. Please explain.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 to discuss the vesting of Mr. Lawless’s option awards granted in 2009.

Certain Relationships and Related Party Transactions, page 120

Direct to Consumer Business, page 122

9. Please revise your disclosure in this section to provide a brief overview of the additional information provided in your response to prior comment 45.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127.

Transactions Related to the Negotiation of the InfoSpace Acquisition, page 123

10. We note your response to prior comment 49. You do not appear to have disclosed the process the company used in determining the number of shares underlying warrants to be issued, who was involved in the process, and how you determined the number of shares underlying the warrants and the exercise price. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128-129.

Index to Consolidated Financial Statements, page F-1

11. We note that you have removed the financial statements of Mobile Data Infrastructure Business in Amendment No. 1 to Form 8-1. Please explain and cite the authoritative literature relied upon.

Response: The Company respectfully advises the Staff that it believes it has satisfied the preacquisition financial statement requirements by the inclusion of the Mobile Data

Securities and Exchange Commission

April 7, 2010

Infrastructure Business post-acquisition results in the Company’s post-acquisition audited financial statements. The Mobile Data Infrastructure Business was acquired on December 28, 2007 and exceeded the 50% significance level under Rule 3-05(b)(2)(iv), thereby requiring the presentation of two years of audited balance sheets and three years of statements of income and of cash flows and related financial statement footnotes. Rule 3-05(b)(2)(iv) also states that financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $50 million. Revenues of the Mobile Data Infrastructure Business for the most recent completed fiscal year, ended December 31, 2006, amounted to $37.5 million, therefore removing the requirement to provide the third year of audited statements of income and of cash flows and related footnotes in the initial registration statement. Based upon S-X Rule 3-05(b)(2)(iv), we concluded that the Mobile Data Infrastructure Business financial statements were in compliance with Rule 3-02 at the time of the initial registration statement. We removed the financial statements in the Amendment No. 1 to Form S-1 based upon the guidance in S-X Rule 3-05(b)(4)(iii) which states “For example, if, at the date of acquisition, the acquired business met at least one of the conditions in the definition of significant subsidiary in Rule 1-02 at the 80 percent level the income statements of the acquired business should normally continue to be furnished for such periods prior to the purchase as may be necessary when added to the time for which audited income statements after the purchase are filed to cover the equivalent of the period specified in Rule 3-02”. As of December 31, 2009, the results of the Mobile Data Infrastructure Business have been included in the consolidated results of the Company for two full years, and accordingly, the Company believes we have covered the equivalent of the period specified in Rule 3-02, which was two years as a result of the guidance in S-X Rule 3-05(b)(2) relating to less than $50 million of revenue.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

12. We note your response to prior comment 51. Tell us what consideration you gave to clarifying in your disclosure why you do not consider the professional services to be a separate unit of accounting in arrangements that do not give the customer the right to take possession of the software.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-10.

13. We note your response to prior comment 52. Tell us what consideration you gave to clarifying in your disclosure that the software deliverable is accounted for together with the professional services in arrangements that give the customer the right to take possession of the software. In addition, tell us what consideration you gave to separately presenting sales and cost of sales related to software products on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation
S-X.

Response: We acknowledge the requirements of Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X to separately present 10% revenue streams and related cost of revenues on the face of the consolidated statements of operations. We considered the requirements of these rules in the preparation of our financial statements and related disclosures. We believe that the current presentation is most meaningful to investors as it reflects our strategy to provide a comprehensive suite of hosted, managed service offerings. Consideration paid in exchange for the deliverables consists of fees for professional services, hosting the software platform solution, and the software subscription. The fees associated with the professional services are recognized upon implementation of the software solution (assuming all other revenue recognition criteria are met) while the fees associated with the hosting service and subscription are recognized on a monthly basis as the services are provided. Because we have fair value of the hosting service, the timing of recognition of revenue is the same regardless of whether the customer elects to self-host the software.

Securities and Exchange Commission

April 7, 2010

In response to the Staff’s comment, the Company has revised the disclosure on pages 45, F-9 and F-10 to explicitly state that the revenue for the components of the self-host arrangements is included in Managed Services within our consolidated statements of operations. The revised disclosure also notes that if the customer elects to self-host the software, the hosting fee would be eliminated and the monthly subscription fee would be replaced with the licensing fee. Although customers have the contractual right to take possession of the software, no customer has elected to self-host the software as of December 31, 2009. If a customer elects to self-host in a future period, we will reassess the applicability of Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

*     *     *     *     *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Company or the Registration Statement, please feel free to contact me by phone at (425) 638-8436 or by facsimile at (425) 957-6225.

Sincerely,

/s/ Richard E. Leigh, Jr.
Richard E. Leigh, Jr.

cc:	Christian O. Nagler, Kirkland & Ellis LLP
Mark D. Director, Kirkland & Ellis LLP
William H. Hinman, Jr., Simpson Thacher & Bartlett LLP